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                                               P.O. Box 2600
                                               Valley Forge, PA 19482-2600

                                               610-669-2689
                                               nathan_m_will@vanguard.com




November 16, 2007

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission                    VIA ELECTRONIC FILING
100 F Street, N.E.
Washington, DC 20549


RE:      VANGUARD WORLD FUND


Dear Mr. Sandoe,

         The following responds to your comments of November 9, 2007 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 107 that was filed on September 24, 2007.

COMMENT 1:        PROSPECTUS - DEFINITION OF MEGA CAP STOCKS
------------------------------------------------------------
Comment:          Please include a more detailed definition of "Mega Cap"
                  stocks. Consider including a market-capitalization range of the Funds' target benchmarks and establishing an 80% policy for the Funds.

Response:         We consider Mega Cap, Mega Cap Growth, and Mega Cap Value
                  stocks to be those stocks identified by MSCI as the largest
                  300 names by market capitalization in the U.S. Equity market.
                  These "largest-cap" stocks comprise the respective benchmark indexes of each Fund. As currently disclosed in the Funds' prospectus, each Fund seeks to track its target index, and attempts to replicate that index by investing "all, or substantially all," of its assets in the stocks that make up the index. Form N-1A does not specifically require that a market capitalization range be part of a fund's primary investment strategy, and the Funds already disclose that they will invest at least 80% of their assets in the stocks that make up their target indices. After consideration of this comment, we do not plan to revise the disclosure.

COMMENT 2:        PROSPECTUS - ASSETS UNDER MANAGEMENT
------------------------------------------------------
Comment:          Please revise the assets under management figures appearing under "The Funds and Vanguard" and "Investment Advisor" so that they are consistent.

Response:         The $1 trillion figure appearing under "The Funds and
                  Vanguard" represents the aggregate amount of assets held by the 145 funds of The Vanguard Group. The figure appearing under "Investment Advisor" represents the subset of that $1 trillion of assets managed internally by Vanguard's
                  Quantitative Equity and Fixed Income Groups. The balance of the assets is



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Christian Sandoe, Esq.
November 16, 2007
Page 2


                  managed by external advisors. Accordingly, we do not plan to revise the disclosure so that both figures are consistent.

COMMENT 3:        SAI - INVESTMENT LIMITATIONS: ALL FUNDS
Comment:          Please add disclosure indicating that (i) compliance with the
                  Funds' investment limitations, except for borrowing, is measured at the time securities are purchased, and (ii) any borrowing in excess of the limits imposed by Section 18 of the 1940 Act must be reduced to such limits within three days
                  (excluding Sundays and holidays).

Response:         We have modified the disclosure as follows (additions appear as underlined text):

                  "Compliance with the investment limitations set forth above is generally measured at the time the securities are purchased. Unless otherwise required by the 1940 Act, if a percentage restriction is adhered to at the time the investment is made, a later change in percentage resulting from a change in the market value of assets will not constitute a violation of such restriction. All investment limitations must comply with applicable regulatory requirements. For more details, see "Investment Policies."

COMMENT 4:        SAI - INVESTMENT ADVISORY SERVICES: SCHRODER INVESTMENT
                  MANAGEMENT NORTH AMERICA, INC.: DESCRIPTION OF COMPENSATION
-----------------------------------------------------------------------------
Comment:          Please list the relevant benchmarks against which Schroders assesses the performance of an individual fund manager.

Response:         The relevant benchmarks against which Schroders assesses the performance of an individual fund manager will change depending on the specific mandate of the fund. For example, the performance of the individual fund managers of the Schroders portfolio of the Vanguard International Growth Fund would be measured against the MSCI EAFE Index, the performance benchmark of the Fund. Accordingly, we do not plan to revise the disclosure.

Christian Sandoe, Esq.
November 16, 2007
Page 3


COMMENT:          TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Funds acknowledge that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






         Please contact me at (610) 669-2689 with any questions or comments regarding the above responses. Thank you.



                                         Sincerely,


                                         Nathan M. Will
                                         Associate Counsel
                                         Securities Regulation, Legal Department